UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 15)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 Attention: Robert J. Endicott Telephone (314) 259-2447
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 13, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,585,785
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,585,785
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,585,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.7%
14	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

36,991,758
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

36,991,758
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,991,758
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.7%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Solstice Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,585,785
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,585,785
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,585,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.7%
14	TYPE OF REPORTING PERSON

HC

1	NAMES OF REPORTING PERSONS Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

37,585,785
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

37,585,785
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,585,785
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

55.7%
14	TYPE OF REPORTING PERSON
HC

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) amends the initial Statement on Schedule 13D filed March 14, 2003 of Pyxis Innovations Inc. (“Pyxis”), Alticor Inc., Solstice Holdings Inc. (formerly known as Alticor Holdings Inc.) and Alticor Global Holdings Inc. (the “Initial Schedule 13D”), as amended by (1) Amendment No. 1 filed July 22, 2003 (“Amendment No. 1”), (2) Amendment No. 2 filed September 24, 2004 (“Amendment No. 2”), (3) Amendment No. 3 filed June 23, 2006 (“Amendment No. 3”), (4) Amendment No. 4 filed August 28, 2006 (“Amendment No. 4”), (5) Amendment No. 5 filed July 25, 2007 (“Amendment No. 5”), (6) Amendment No. 6 filed January 16, 2008 (“Amendment No. 6”), (7) Amendment No. 7 filed September 19, 2008 (“Amendment No. 7”), (8) Amendment No. 8 filed March 26, 2009 (“Amendment No. 8”), (9) Amendment No. 9 filed August 19, 2009 (“Amendment No. 9”), (10) Amendment No. 10 filed February 3, 2010 (“Amendment No. 10”), (11) Amendment No. 11 filed August 5, 2010 (“Amendment No. 11”), (12) Amendment No. 12 filed October 4, 2010 (“Amendment No. 12”), (13) Amendment No. 13 filed March 17, 2011 (“Amendment No. 13”) and (14) Amendment No. 14 filed November 10, 2011 (“Amendment No. 14”).

Amendment No. 14, Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10, Amendment No. 9, Amendment No. 8, Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2,  Amendment No. 1 and the Initial Schedule 13D are collectively referred to in this Amendment No. 15 as the “Previous Filings.”  To the extent any item is superseded by a later filing, the later filing is operative and controlling.  As noted therein, Amendment No. 8 restated certain information previously included in the Initial Schedule 13D and Amendment No. 7, Amendment No. 6, Amendment No. 5, Amendment No. 4, Amendment No. 3, Amendment No. 2 and Amendment No. 1.  Except as otherwise set forth herein, this Amendment No. 15 does not modify any of the information previously reported in the Previous Filings.

Explanatory Note

This Amendment No. 15 is filed for the purpose of providing information regarding (i) the issuance by the Issuer to Pyxis of a promissory note in the principal amount of $1,316,255, as more fully described in Item 4(a) below and (ii) an exchange of 5,000,000 shares of Series A Preferred Stock of the Company held by Pyxis for 5,000,000 shares of a newly created Series A-1 Preferred Stock.

Item 1.	Security and Issuer.

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer’s Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background.

The information set forth in this Item 2 replaces and supersedes the information contained in Item 2 of the Previous Filings.

Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer.  Pyxis has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2000.  During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pyxis is a wholly-owned subsidiary of Alticor Inc.  Alticor Inc., a Michigan corporation, is engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide.  Alticor Inc. has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Alticor Inc. is a wholly-owned subsidiary of Solstice Holdings Inc.  Solstice Holdings Inc., a Michigan corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2002.  Solstice Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Solstice Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Solstice Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Solstice Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004.  Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001.  It was formed in 2004.  Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

All directors and officers of Pyxis, Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the “Directors and Officers.”  The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001.  During the last five years, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the Directors and Officers is a citizen of the United States of America.

Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Craig V. Witcher and Michael A. Mohr are the members of the Board of Directors of Pyxis (the “Board”).  Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc.  Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc. (his employer), Solstice Holdings Inc. and Alticor Global Holdings Inc. Craig V. Witcher is the Treasurer of Pyxis, Controller of Alticor Inc. (his employer), Controller of Solstice Holdings Inc. and Assistant Treasurer of Alticor Global Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Vice President, Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos, Michael A. Mohr, Kelly K. Savage, William R. Payne, Robert P. Hunter and Michael J. Cazer are officers of Alticor Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Vice President, Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.  Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer) and Alticor Global Holdings Inc.  William R. Payne is Executive Vice President & Chief of Staff for Alticor Global Holdings Inc. and is Chief of Staff for Alticor Inc. (his employer).  Robert P. Hunter is the Vice President of Global Engineering, Facilities Management and Real Estate for Access Business Group LLC (his employer).  Michael J. Cazer is the Vice President, Chief Financial Officer and Treasurer for Alticor Inc. (his employer).

Solstice Holdings Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Solstice Holdings Inc.  Stephen A. Van Andel is the Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Stephen A. Van Andel, Douglas L. DeVos and Michael A. Mohr are officers of Solstice Holdings Inc.  Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Vice President, Secretary, Chief Legal Officer and General Counsel of Alticor Global Holdings Inc., and Vice President and Secretary of Solstice Holdings Inc.

Alticor Global Holdings Inc. Directors and Officers: Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel, Barbara Van Andel-Gaby, Emmanuel A. Kampouris, James A. McClung and Allen R. Weiss are the members of the Board of Directors of Alticor Global Holdings Inc.  Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc.  Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Douglas L. DeVos' present occupation is President of Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc. and Pyxis.  Daniel G. DeVos' present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503.  Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas.  David L. Van Andel's present occupation is Chairman and CEO of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546.  Mr. Van Andel is also Chairman and CEO of the Van Andel Institute, which conducts biomedical research and promotes science education and science-related professions.  The Van Andel Institute is located at 333 Bostwick Avenue NE, Grand Rapids, Michigan 49503.  Barbara Van Andel-Gaby's present occupation is Chief Executive Officer of Peter Island Resort, which manages a resort in the British Virgin Islands.  Peter Island Resort's main offices are located at 6470 East Johns Crossing, Suite 490, Mailbox 4149, Duluth, Georgia 30097.  Emmanuel A. Kampouris is presently retired.  James A. McClung's present occupation is Vice Chairman of Charter Consulting, a management consulting firm focusing on financial services and insurance. Charter Consulting is located at One IBM Plaza, 330 W. Wabash, Suite 3100, Chicago, Illinois 60611.  Allen R. Weiss retired in 2011 as the President of Worldwide Operations for the Walt Disney Parks and Resorts business of The Walt Disney Company, and is currently a member of the board of directors of Dick's Sporting Goods, Inc.  The executive officers of Alticor Global Holdings Inc. are the same as those listed for Alticor Inc. above and also include Michael P. Nelson, Candace S. Matthews, John P. Parker, George D. Calvert, James B. Payne, Michael J. Cazer, Samir Behl, and Gan Chee Eng.  Michael P. Nelson is the Chief Information Officer for Alticor Inc. (his employer). Candace S. Matthews is the Chief Marketing Officer for Amway International Inc. (her employer).  John P. Parker is the Chief Sales Officer for Amway International Inc. (his employer).  George D. Calvert is the Executive Vice President and Chief Operating Officer for Access Business Group LLC (his employer).  James B. Payne is the Executive Vice President and Regional President - Asia Pacific and Global Sales of Alticor Global Holdings Inc. and holds the position of Executive Vice President with Amway International Inc., his employer, which is another of the Alticor Inc. subsidiary companies.  Amway International Inc. is located at 7575 Fulton Street East, Ada, Michigan 49355-001.  Michael J. Cazer is the Vice President, Chief Financial Officer and Treasurer for Alticor Inc. (his employer).  Samir Behl is the Regional President - Germany for Amway Global Marketing Services Inc. (his employer).  Gan Chee Eng is the Regional President - Greater China of Amway China Co. Ltd. (his employer).

Item 3.	Source and Amount of Funds or Other Consideration.

   On April 13, 2012, Pyxis loaned $1,316,255 to the Issuer as part of a credit facility described in more detail in Item 4(a) below.  The source of Pyxis’ funds for this transaction was an intercompany loan from Alticor Inc. to Pyxis.

                   In addition, the information set forth in Item 3 of Amendment Nos. 8, 9, 10, 12 and 14 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 4 of Amendment No. 8 is incorporated herein by reference.

                 (a)         2003 Stock Purchase Agreement.  As previously disclosed in Amendment No. 8, on March 5, 2003, Pyxis and the Issuer entered into a Stock Purchase Agreement (the “2003 Stock Purchase Agreement”), pursuant to which Pyxis purchased 5,000,000 shares of the Issuer’s Series A convertible preferred stock, $0.001 par value per share (the “Series A Preferred Stock”), in a private placement. The 2003 Stock Purchase Agreement was subsequently amended in 2003 and 2005.  The Series A Preferred Stock was convertible into 28,160,200 shares of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), subject to adjustment as provided in the Certificate of Designations, Preferences and Rights previously filed (the “Original Certificate of Designation”) and voted on an as-converted basis with the holders of Common Stock as a single class on all matters submitted to a vote of the stockholders, subject to certain exceptions.

On June 29, 2012, the Issuer sold 500,000 shares of a newly created Series B convertible preferred stock, $0.001 par value per share (the “Series B Preferred Stock”), to another investor, Delta Dental Plan of Michigan, Inc. (“Delta Dental”).  In connection with that transaction, the Issuer also on June 29, 2012, entered into an Exchange Agreement (the “Exchange Agreement”) with Pyxis pursuant to which Pyxis exchanged the 5,000,000 outstanding shares of Series A Preferred Stock held by it for 5,000,000 shares of a newly created Series A-1 convertible preferred stock, $0.001 par value per share (the “Series A-1 Preferred Stock”).  In connection with the Exchange Agreement, the Issuer filed a Certificate of Elimination with respect to the Series A Preferred Stock and the Original Certificate of Designation.  The rights, preferences and privileges of the Series A-1 Preferred Stock are set forth in a certificate of designations, preferences and rights (the “New Certificate of Designation”), which was also filed with the Delaware Secretary of State on June 29, 2012.  The Series A-1 Preferred Stock ranks pari passu with the Series B Preferred Stock, shares certain voting rights with the Series B Preferred Stock, and has the right to designate three directors of the Issuer; otherwise the rights, preferences and privileges of the Series A-1 Preferred Stock are identical to the previous Series A Preferred Stock. In addition, in connection with the above transaction, Pyxis and the Issuer entered into a Third Amendment to the 2003 Stock Purchase Agreement in order to clarify and amend certain terms set forth in Section 6.8 thereof relating to “corporate opportunities,” as permitted by Section 122(17) of the Delaware General Corporation Law.

2009 Note Purchase Agreement.  As previously disclosed in Amendment No. 8, on March 10, 2009, Pyxis and the Issuer entered into an Amended and Restated Note Purchase Agreement (as amended prior to June 29, 2012, the “2009 Note Purchase Agreement”), pursuant to which Pyxis extended the term of a credit facility to March 31, 2010 and provided that all borrowings under the credit facility would be due on August 16, 2011.  The notes issued under the credit facility are convertible into shares of the Issuer’s common stock (the “Common Stock”) at a conversion price equal to $5.6783 per share.

            The Issuer elected to draw down the final remaining $1,316,255 under the credit facility in exchange for a promissory note issued to Pyxis on April 13, 2012 (the “April 2012 Note” and, together with promissory notes previously issued under the credit facility, the “Notes”).  As of the date the note was issued, the April 2012 Note was convertible into an aggregate of 231,804 shares of the Issuer’s common stock.

As previously disclosed, subsequent to March 10, 2009, Pyxis and the Issuer entered into a number of amendments to the 2009 Note Purchase Agreement.  On June 29, 2012, Pyxis and the Issuer entered into a Fourth Amendment to the 2009 Note Purchase Agreement, pursuant to which Pyxis extended the term of the credit facility thereunder to November 30, 2012.

(d)           Pursuant to the New Certificate of Designation, so long as at least forty percent (40%) of the originally issued shares of Series A-1 Preferred Stock remain outstanding, the Issuer’s Board of Directors may not consist of more than seven (7) members. Pyxis, as the sole holder of the shares of Series A-1 Preferred Stock, has the right to appoint three of the seven members of the Issuer’s Board of Directors.

In connection with the transactions described above, Catherine Ehrenberger, one of four designees of the Series A Preferred Stock, resigned from the Board of Directors, effective upon the filing of the New Certificate of Designation with the Delaware Secretary of State on June 29, 2012.  James Weaver, Roger C. Colman and Thomas R. Curran, Jr., each of whom were designees elected by Pyxis, as the sole holder the Series A Preferred Stock, have continued as the designees elected by the Series A-1 Preferred Stock pursuant to the New Certificate of Designation.

(e)           The Series A-1 Preferred Stock accrues dividends at a rate of 8% of the Original Per Share Price ($1.80) per annum, payable only when, as and if declared by the Issuer’s Board of Directors and is non-cumulative. If the Issuer declares a distribution, with certain exceptions, payable in securities of other persons, evidences of indebtedness issued by the Issuer or other persons, assets (excluding cash dividends) or options or rights to purchase any such securities or evidences of indebtedness, then, in each such case the holders of the Series A-1 Preferred Stock are entitled to a proportionate share of any such distribution as though the holders of the Series A-1 Preferred Stock were the holders of the number of shares of the Issuer’s Common Stock into which the holder’s shares are convertible as of the record date fixed for the determination of the holders of the Issuer’s Common Stock entitled to receive such distribution.

In the event of any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary, the holders of the Series A-1 Preferred Stock shall be entitled to receive, on a pari passu basis with the Series B Preferred Stock, prior and in preference to any distribution of any of the Issuer’s assets or surplus funds to the holders of the Issuer’s Common Stock, the amount of two times the Original Per Share Price plus all declared but unpaid dividends on such share for each share of Series A-1 Preferred Stock then held. If upon the occurrence of any liquidation, dissolution or winding up of the Issuer, the assets and funds thus distributed among the holders of the Series A-1 Preferred Stock and Series B Preferred Stock are insufficient to permit the payment to such holders of the full preferential amount, then the entire assets and funds shall be distributed ratably among the holders of the Series A-1 Preferred Stock and Series B Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive. After receiving this amount, the holders of the Series A-1 Preferred Stock and Series B Preferred Stock shall participate on an as-converted basis with the holders of Common Stock in any of the Issuer’s remaining assets.

(g)           On June 29, 2012, the Issuer filed a Certificate of Elimination with the Delaware Secretary of State to cancel the Series A Preferred Stock. The Certificate of Elimination was effective upon filing. A copy of the Certificate of Elimination is filed as Exhibit 99.2(i) to this Amendment No. 15 and is incorporated by reference herein.

On June 29, 2012, the Issuer filed the Certificate of Designation with the Delaware Secretary of State. The disclosure set forth above in Item 4(e) relating to the Certificate of Designation is incorporated by reference into this Item 4(g). The Certificate of Designation was effective upon filing. A copy of the Certificate of Designation is filed as Exhibit 99.2(ii) to this Amendment No. 15 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)           Pyxis beneficially owns 37,585,785 shares of the Issuer’s stock, which is approximately 55.7% of the sum of the number of the Issuer’s Common Stock that was outstanding as of April 30, 2012 (as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission) plus the number of shares that would have been outstanding upon conversion of all of the Series A-1 Preferred Stock and the Notes held by Pyxis as of July 1, 2012.  This percentage excludes the Common Stock issuable upon conversion of the Series B Preferred Stock held by Delta Dental, which Series B Preferred Stock was initially convertible into 10,928,962 shares of the Issuer’s Common Stock.  Similar to the Series A-1 Preferred Stock, the Series B Preferred Stock votes on an “as if converted” basis.

          Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. may be deemed to beneficially own the same 37,585,785 shares of the Issuer’s stock.

          The number of shares reported in this Item 5(a) includes 6,884,056 shares of Common Stock owned directly by Pyxis, 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A-1 Preferred Stock and 2,541,529 shares of Common Stock issuable to Pyxis upon conversion of the Notes, in each case as of July 1, 2012.  In determining Pyxis’ beneficial ownership percentage above, a division calculation is used wherein 37,585,785 is the numerator and the denominator is equal to the sum of: (a) all shares of Common Stock outstanding (as reported by the Issuer), (b) 28,160,200 shares issuable to Pyxis upon the conversion of the Series A-1 Preferred Stock, and (c) 2,541,529 shares issuable to Pyxis upon the conversion of the Notes.

The calculations in this Item 5(a) are based on the Issuer having 36,761,864 shares of Common Stock outstanding as of April 30, 2012, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.  In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except for the conversion of the Series A-1 Preferred Stock and convertible notes by Pyxis as described herein or as otherwise indicated by the Issuer.

None of the other persons named in Item 2 of Amendment No. 13 is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

(b)           Pyxis holds the sole power to vote and dispose of the securities of the Issuer that it holds.  Alticor Inc., Solstice Holdings Inc., and Alticor Global Holdings Inc. have the power to direct the voting and disposition of the securities of the Issuer held by Pyxis by virtue of their direct or indirect control of Pyxis.

(c)           None

(d)           Not applicable

(e)           Not applicable

The responses to (a) of this Item 5 are “Not Applicable” for the Directors and Officers named in Item 2 of Amendment No. 13.  The responses to paragraph (b) and (c) of this Item 5 are “Not Applicable” and “None”, respectively, for Alticor Inc., Solstice Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers named in Item 2 of Amendment No. 13.

In addition, the information included in Item 4 above and in Item 4 of Amendment No. 8 is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of Amendment No. 8 and in Item 4 of this Amendment No. 13, Amendment No. 12, Amendment No. 11, Amendment No. 10 and Amendment No. 9 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Exhibit

Number                 Description

99.1
(i)  Stock Purchase Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on March 5, 2003).

(ii)  Amendment No. 1 to Stock Purchase Agreement, dated May 20, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on May 30, 2003).

(iii)  Second Amendment to Stock Purchase Agreement, dated March 5, 2005, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.41 to the Issuer’s Form 10-K for the year ended December 31, 2004).

(iv)  Third Amendment to Stock Purchase Agreement, dated June 29, 2012, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed on July 2, 2012).

99.2	(i) Certificate of Elimination filed with the Delaware Secretary of State on June 29, 2012 (hereby incorporated by reference to Exhibit 3.2 to the Issuer’s Form 8-K filed on July 2, 2012).

(ii)  Certificate of Designations, Preferences, and Rights of Series A-1 Preferred Stock and Series B Preferred Stock filed with the Delaware Secretary of State on June 29, 2012 (hereby incorporated by reference to Exhibit 3.3 to the Issuer’s Form 8-K filed on July 2, 2012).

99.3
(i)  Stock Purchase Agreement, dated August 17, 2006, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.12 to Amendment No. 4 filed August 28, 2006).

(ii)  First Amendment to Stock Purchase Agreement, dated August 12, 2008, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.14 to Amendment No. 7 filed September 19, 2008).

 (iii)  Second Amendment to Stock Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.3(iii) to Amendment No. 8 filed March 26, 2009).

99.4
(i)  Amended and Restated Note Purchase Agreement, dated March 10, 2009, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on March 13, 2009).

(ii)  First Amendment to Amended and Restated Note Purchase Agreement dated August 10, 2009 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 99.4(ii) to Amendment No. 9 filed August 19, 2009).

(iii)  Second Amendment to Amended and Restated Note Purchase Agreement dated February 1, 2010 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on February 2, 2010).

(iv) Third Amendment to Amended and Restated Note Purchase Agreement dated      September 30, 2010 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed on October 5, 2010).

(v)  Fourth Amendment to Amended and Restated Note Purchase Agreement dated      June 29, 2012 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed on July 2, 2012).

99.5
(i)  Exclusive License Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed on March 5, 2003).

(ii)  *First Amendment to Exclusive License Agreement, dated September 1, 2008, between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 99.16 to Amendment No. 7 filed September 19, 2008).

99.6	Amended and Restated Bylaws of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed on July 28, 2008).

99.7
Registration Rights Agreement, dated March 5, 2003, between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed on March 5, 2003).

__________________

*	Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2012	PYXIS INNOVATIONS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: July 31, 2012	ALTICOR INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: July 31, 2012	SOLSTICE HOLDINGS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary

Dated: July 31, 2012	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Rainey S. Repins
Rainey S. Repins, Assistant Secretary